BB 3/12


07003782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00



SEC MAIL
RECEIVED
FEB 27 2007
WASH. D.C.
210
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. Weckstein & Co. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Weckstein 212-986-3422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio LLP
(Name – *if individual, state last, first, middle name*)

460 Park Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Donald Weckstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. Weckstein & Co. Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald E Weckstein
Signature

President
Title

Margaret M. Sapienza
Notary Public

MARGARET M. SAPIENZA
Notary Public, Sate of New York
No. 43-4966635
Qualified in Richmond County
Commission Expires May 14, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARKOUH • FURMAN & FACCIO LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
D. Weckstein & Co., Inc.:

We have audited the accompanying statement of financial condition of D. WECKSTEIN & CO., INC. as of December 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. Weckstein & Co., Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farkouh, Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 9, 2007

460 PARK AVENUE, NEW YORK, NY 10022 • T 212 245-5900 • F 212 586-3240 • W www.fffcpa.com

D. WECKSTEIN & CO., INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2006

ASSETS

Cash	$ 44,878
Marketable securities, at market value	505,955
Due from broker	61,685
New York City taxes receivable	9,462
Commissions receivable	4,594
Prepaid expenses	8,742
Due from shareholder	426
Furniture, fixtures and equipment (less $72,897 of depreciation)	7,632
Security deposit	5,600
	$ 648,974

LIABILITIES

Accounts payable and accrued expenses	$ 20,705
Payroll taxes payable	45,101
Shareholder loan	30,000
Deferred New York City taxes	12,257
	108,063

STOCKHOLDER'S EQUITY

Common stock - no par value; 200 shares authorized; 40 shares issued and outstanding	40,000
Additional paid-in capital	235,000
Retained earnings	139,668
Unrealized gain on securities	126,243
Total stockholder's equity (statement attached)	540,911
	$ 648,974

The notes to financial statements
are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commissions		$ 449,332
Net dealer trading gain		195,632
Interest and dividends		1,691
Realized gains		6,119
		652,774
Expenses:		
Officer compensation and benefits	$ 66,819	
Employee compensation and benefits	250,858	
Payroll taxes	23,384	
Clearance	51,206	
Equipment rental	32,528	
Rent	64,681	
Travel and entertainment	23,406	
Telephone	12,813	
Professional fees	51,435	
Office expense	23,705	
Dues and subscriptions	6,163	
Insurance	3,603	
Office supplies	2,414	
Miscellar Net cash provided by investing activities	3,354	
Research	4,349	
Depreciation	2,327	623,045
Income before New York City taxes		29,729
New York City taxes		712
NET INCOME (TO STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY)		$ 29,017

The notes to financial statements are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNREALIZED GAIN ON SECURITIES	TOTAL
BALANCE AT JANUARY 1, 2006	$ 40,000	$ 235,000	$ 110,651	$ 97,044	$482,695
COMPREHENSIVE INCOME:					
Net income (statement attached)			29,017		29,017
Unrealized gain on securities arising during the period				32,034	32,034
Deferred New York City taxes related to above				(2,835)	(2,835)
BALANCE AT DECEMBER 31, 2006	$ 40,000	$ 235,000	$ 139,668	$ 126,243	$540,911

The notes to financial statements are made a part hereof.

D. WECKSTEIN & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income		$ 29,017
Adjustments to reconcile net income to net cash (used) for operating activities:		
Realized (gains)	$ (6,119)	
Depreciation	2,327	
(Increase) in marketable securities, at market value	(161,697)	
(Increase) in due from broker	(61,685)	
(Increase) in New York City taxes receivable	(9,462)	
Decrease in commissions receivable	8,775	
(Increase) in prepaid expenses	(566)	
Decrease in interest receivable	137	
Increase in accounts payable and accrued expenses	2,015	
Increase in payroll taxes payable	45,101	
(Decrease) in New York City taxes payable	(12,767)	(193,941)
Net cash (used) for operating activities		(164,924)
Cash flows from investing activities:		
Purchases of furniture, fixtures and equipment		(2,850)
Proceeds from sale of marketable securities		6,119
Net cash provided by investing activities		3,269
Cash flows from financing activities- Shareholder loan		30,000
(DECREASE) IN CASH AND CASH EQUIVALENTS		(131,655)
Cash and cash equivalents - January 1, 2006		176,533
CASH AND CASH EQUIVALENTS - DECEMBER 31, 2006		$ 44,878

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for New York City taxes	$ 23,440

The notes to financial statements are made a part hereof.

D. WECKSTEIN & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1

AS AT DECEMBER 31, 2006

Total stockholder's equity		$540,911
Deferred New York City taxes		12,257
Deductions for non-allowable assets		(123,702)
Net capital before haircuts		429,466
Haircuts:		
Trading securities	$ (62,151)	
Undue concentration	(47,159)	(109,310)
NET CAPITAL		320,156
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $95,806 or $100,000, whichever is greater		100,000
EXCESS NET CAPITAL		$220,156
Ratio of aggregate indebtedness to net capital		0.2992
Net cash provided by investing activities		

There are no material inadequacies in the accounting system, control procedures, and procedures for safeguarding securities of D. Weckstein & Co., Inc.

See the accompanying Independent Auditor's Report.

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2006
- Sheet 1 -

ORGANIZATION AND NATURE OF BUSINESS:

D. Weckstein & Co., Inc. (the "Company") is incorporated under the laws of the State of New York to engage in business as a broker-dealer. The Company is a member of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company conducts operations exclusively in New York, however, some customers are located in other states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of, or for, customers. Revenue is derived principally from trading profits executed for the Company's principal account, from commissions received on security trades executed for customers, and from fees generated as an introducing broker.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING - The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Unrealized gains and losses from marketable securities traded in the normal course of business are reflected in net dealer trading gains or losses on the statement of income. Unrealized gains and losses from securities designated as held for investment are reflected in comprehensive income on the statement of changes in stockholder's equity.

FURNITURE, FIXTURES AND EQUIPMENT - Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over expected useful lives of five to seven years.

INCOME TAXES:

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholder whether or not distributed. Accordingly, no Federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and is thus liable for New York City corporate income taxes including an alternative tax based upon net income and officer's salary.

(Continued)

D. WECKSTEIN & CO., INC.

NOTES TO FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2006
- Sheet 2 -

LOAN FROM SHAREHOLDER:

The sole shareholder loaned the Company $30,000 that is due on demand without interest.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

COMMITMENT AND RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date all unsettled trades at December 31, 2006 settled with no resulting liability to the company.

The Company extended its office lease to February 29, 2008. The lease provides for escalations based upon increases in real estate taxes and operating costs. The future minimum annual lease payments are as follows:

December 31, 2007	$ 61,105
December 31, 2008	11,110
	$ 72,215

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $320,156 which was $220,156 in excess of its required net capital of $100,000. The Company's net capital ratio was .2992 to 1.

CONCENTRATION OF CREDIT RISK:

At December 31, 2006, all the marketable securities reflected in the statement of financial condition are positions with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

During the course of the year ended December 31, 2006, the bank balances on occasion were in excess of the FDIC insurance limit of $100,000.

END